Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

Envision Healthcare and AMSURG Investor Conference Call (Transcript)

Envision Healthcare Holdings, Inc. (NYSE:EVHC)

AmSurg Corp. (NASDAQ : AMSG)

June 16, 2016 08:30 AM ET

Executives

Craig Wilson - SVP and General Counsel of Envision

Bill Sanger - Chairman, President and CEO of Envision

Chris Holden - President and CEO of AMSURG

Claire Gulmi - EVP and CFO of AMSURG

Randy Owen - EVP, COO and CFO of Envision

Analysts

Kevin Fischbeck - Bank of America Merrill Lynch

Brian Tanquilut - Jefferies

Mathew Borsch - Goldman Sachs

Andrew Schenker - Morgan Stanley

John Ransom - Raymond James

A.J. Rice - UBS

Whit Mayo - Robert Baird

Ralph Giacobbe - Citi

Frank Morgan - RBC Capital Markets

Paula Torch - Avondale Partners

Dana Hambly - Stephens

Operator

Welcome to the Envision Healthcare and AMSURG Investor Conference Call. At this time all participants are in a listen-only mode.

[Operator Instructions]

Now, I will turn the meeting over to Mr. Craig Wilson, Senior Vice President and General Counsel of Envision. Please go ahead, sir.

Craig Wilson

If you don’t already have a copy of our investor presentation, it can be found on both the Envision and AMSURG Investor Relations websites. Before we begin, I am going to review the Safe Harbor disclosure statement. Some information provided during this call may include forward-looking statements that are based on certain assumptions and are subject to a number of risks and uncertainties that are described in AMSURG’s and Envision’s respective SEC filings. Actual results may vary materially. We encourage you to review the Risk Factors section in each company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Forward-looking statements in the press release issued yesterday afternoon along with our remarks today are made as of today, June 16, 2016 and we undertake no duty to update them as actual events unfold. Today’s remarks also include certain non-GAAP financial measures including adjusted EBITDA, adjusted free cash flow and adjusted EPS. You can find a detailed description of these measures in the investor presentation available on both the Envision and AMSURG Investor Relations websites.

I will now turn the call over to Bill Sanger, Chairman, President and CEO of Envision.

Bill Sanger

Thank you, Craig and good morning everyone and thank you for joining our call this morning. I am very excited to be here alongside our new partners at AMSURG to discuss the merger of our companies. Joining me today on the call is Chris Holden, President and CEO of AMSURG, Claire Gulmi, Executive Vice President and CFO of AMSURG, Randy Owen, Executive Vice President, COO and CFO of Envision and Bob Coward, President of Sheridan Healthcare and Chief Development Officer of AMSURG.

Those of you who are following the Investor deck, I want to reference you to slide 4. As noted, this merger is extremely compelling, both strategically and financially for our shareholders. I will kick things off by walking through a few key points and then I will turn the call over to Chris. The merger creates a leading healthcare service organization with a differentiated suite of solutions and the national scale to advance partnerships with systems, payors and patients. The platform we are creating will allow us to drive significant growth across the segments and deliver value for all of our stakeholders.

Together, Envision and AMSURG will have $720 million of LTM unlevered free cash flow, $8.5 billion in revenue and $1.1 billion in EBITDA. We are confident, we will realize over $100 million in combined synergies over the next three years and expect the transaction to be accretive to earnings in ’17 and reach a double-digit accretion in 2018.

Turning now to slide 5. First of all, this is a transformational strategic combination. We will have a highly differentiated suite of solutions and be well-positioned for the changing and consolidating healthcare landscape. This is why, we believe now is the right time to do this deal. We have the scale and the resources to accelerate growth in a highly fragmented industry. Together, we are targeting addressable markets of over more than $180 billion and will capture opportunities for cross-selling, organic growth and M&A. We expect to generate very strong free cash flow to be deployed for acquisitions driving growth, while also delevering. This transaction is financially compelling, provides first mover advantage and positions us favorably for growth and long-term leadership in the sector.

Slide 6 summarizes the transaction and I will just quickly run through some of the highlights. Envision and AMSURG will merge in all-stock transaction with a combined market capitalization of approximately $10 billion. Envision shareholders will own 53% of the new company and AMSURG shareholders will own 47%. We started this as an all-stock merger to enhance our financial flexibility and pursue our growth plans. With a 4.2 net debt to adjusted EBITDA ratio, we will have ample opportunity to pursue accretive M&A deals. Upon closing the deal, I will serve as the Executive Chairman of the Board and Chris will serve as President and CEO. Claire will be CFO, Randy will serve as President of Ambulatory Services and Bob Coward will serve as President of Physician Services. Our Board will consist of 14 Directors, evenly split between Envision and AMSURG directors, including Chris and myself.

Moving to slide 7, as you can see, the company has a very strong capital structure and will maintain significant financial flexibility. To be clear, we are raising new debt only to replace existing instruments and pay transaction fees. Under our pro forma capital structure, we have no near-term maturities, we can delever through growth and continue our M&A and activities.

Turning now to slide 8, let us both provide you a brief snapshot of Envision and AMSURG’s businesses. For those of you on the call, who may not be familiar with Envision, our EmCare division is market leading in the areas of emergency and hospital services. We also provide other hospital based services. We are a market leader in medical transportation through our AMR division, which provides both emergency and non-emergency services. And finally, Evolution Health delivers post-acute, home and mobile care.

Now, let me turn the call over to Chris Holden, AMSURG President and CEO. Chris?

Chris Holden

Thanks, Bill. Let me first say how excited we are about today’s announcement and to partner with the entire Envision team. I will start by saying a few words about AMSURG.

We operate in two complementary segments, one focused on Ambulatory Surgery Centers or ASCs and the other on our Sheridan Physician Services division. We have market-leading positions as an ASC provider and in Physician Services, particularly anesthesiology, radiology, and neonatology. Over our 25-year history, we have consistently diversified and transformed AMSURG and most recently with the acquisition of Sheridan. Today, we are excited about this next chapter with our new partners at Envision.

Moving to slide 9. As Bill said earlier, this is a transformative, strategic combination for many reasons. Both companies share a vision to be the most trusted and highest quality strategic partner with providers, health systems, communities and payors. In order to achieve this, we will focus on these three objectives: number one, to achieve greater scale and scope, to provide an enhanced continuum of services across a national footprint; two, to support performance excellence across our marquee brands; and three, translate this into local relevance, remembering that healthcare is local and we need to deliver at the market level. Together, we provide nearly 30 million patient encounters per year. Serving patients on this scale comes with great responsibility and we keep that top of mind as we seek to grow and positively impact more lives.

Turning now to slide 10. Let me talk about some very important market dynamics that led to the formation of this combination. As you know, many smaller practices are transitioning to larger groups aligning with health systems. And health systems are showing a willingness to move to a single solution for the suite of services. This changing landscape is being driven by market demand for performance excellence and for the ability to prove out quality. Our merger with Envision allows us to lead the market in meeting that demand.

Slide 11 provides a striking visualization of the market-leading trusted solutions that the combined company will offer. As I noted on the previous slide, this also highlights our well-diversified business mix as the most differentiated provider of these clinical services.

Now to slide 12. You can see, each of the addressable markets for the relevant verticals here. With this transaction, we will maintain a significant presence in each. But as this slide makes clear, we still have tremendous runway to continue to grow in these large and highly fragmented market segments. In aggregate, these verticals represent a compelling $180 billion of addressable market opportunity.

And now to slide 13. By merging with Envision, we are taking a meaningful step toward enhancing our national scale. The combination allows us to leverage our existing relationship to benefit on another by cross-selling and also exposes us to a large greenfield set of opportunities for growth, which I will talk about more on the following slide.

Turning the page – I realize slide 14 is a complicated slide, so please bear with me because it is illustrative of the value we see in this combination. As I mentioned before, it creates a meaningful greenfield and cross-selling opportunities. So first let’s look at the expansion potential. We see a universe of approximately 2,300 hospitals that represent completely new greenfield opportunities that we can target for organic growth or M&A. In addition, we see a great opportunity to expand our services in the 780 hospitals we currently serve today.

In terms of cross-selling, let me highlight two key examples, emergency medicine and anesthesia. Across all of Sheridan’s anesthesia hospital contract opportunities of existing contracts, only 32% of those hospitals have either a Sheridan or EmCare emergency hospital presence, representing a cross-selling opportunity of more than 130 hospitals to cross-sell our emergency service.

With respect to anesthesia, only 17% of the hospitals that currently have a relationship with EmCare for emergency services have either Sheridan or EmCare as its anesthesia provider. That results in a cross-selling opportunity of more than 500 hospitals for that offering alone. We are confident in our synergy estimates based on this significant opportunity.

Now to slide 15. This transaction is a product of significant discussions between myself and Bill, our Boards and our teams. This transaction is also the product of thoughtful analysis and planning. We still have a lot of real work ahead, but we are excited to announce the core of our executive team highlighted on slide 15. Each person has significant experience and tenure, having grown businesses and delivered results over many years.

Our goal is to ensure that we have a successful integration and blend together the best talent and best practices for both organizations. While this is the largest and boldest transaction in our industry today, it is important to remember that our companies, which combined have spent approximately $6 billion on acquisitions since 2010 have a demonstrated track record of successfully integrating companies and realizing synergies.

We think the success we had with Sheridan in both integrating and cross-selling services will be a roadmap for our merger with Envision. So when you really examine this merger, it is a combination of Envision’s anesthesia platform into the Sheridan platform. And it is Sheridan’s emergency services platform being integrated into EmCare. We believe this integration is a core competency for both companies and we are more than confident in our ability to combine these complementary organizations.

So with that, let me now turn the call back over to Bill, who will say a few final words before we open for Q&A.

Bill Sanger

Thank you, Chris. This final slide illustrates a meaningful value proposition for each of our key stakeholders, including our employees, our patients, our customers and our shareholders. To reiterate key benefits of this transaction: number one, we will have scale and resources to accelerate growth in this very highly fragmented industry; number two, we are targeting addressable markets of more than $180 billion and we will capture opportunities of cross-selling, organic growth and M&A; number three, we expect to generate very strong cash flow, which will enhance our acquisition strategy; and lastly, this transaction is financially compelling, provides first mover advantage and positions us favorably for growth and long-term leadership in the sector.

With that, operator, we would like to now open the call to questions.

Question-and-Answer Session

Operator

[Operator Instructions] And we will take our first question from Kevin Fischbeck of Bank of America Merrill Lynch.

Kevin Fischbeck

Alright, great. Thanks guys. It’s a good deal, I think it’s a fantastic deal from AMSURG’s perspective. I guess, I just want to get a little more color about the rationale from Envision’s perspective, because I guess, as we thought about Envision as a standalone company, you were undervalued versus your peers, you were turning around after a weak Q3, so I assume there was a lot of value to create if you executed it on that plan over the next year 12 months. Do you I guess the concern that I have gotten from some clients is that there might have been something wrong with that thesis, if you just kind of talk about how at the general company you feel like you’re performing against the plan and whether they were any risks that you decided this was the better move to go or if there is something you know, even a source of upside to this field that made it better that executed on your own stand-alone plan?

Bill Sanger

Yes Kevin, thank you, this is Bill Sanger. When we looked at this opportunity, we have been looking at for quite a while, we really closely examined full range of opportunities as well as our stand-alone plan and we strongly believed through our analyses that this combination was the best option, it will over time create greater value. What was very important to us and I’m sure the next question has to deal with why was it not a premium, we believe that was critically important to maintain a manageable level of leverage. This is about over the next several years nor necessarily about just today. We believe that by redeploying our capital towards acquisitions those were - that was going to be a better economic return for our shareholders. And this is why we decided this is the right deal to do now. Our strategy historical has been attacked, we have been looking at transformational relationship over the last couple of years and we believe that this was the time and place to execute against that relationship with our new partner.

Kevin Fischbeck

Yes, that was going to be next question, I guess maybe my second question or a follow-up question would just be then around that, what do you think is the right pro forma leverage is of the combined company, you’re talking about 4.2, we estimate you can deliver by churn over the next couple of years just by EBITDA growth. It sounds like you’re just kind of committing to using free cash flow on deals but wanted to understand how you thought about using the balance sheet from time to time. What’s the right kind of long-term leverage ratio for this?

Bill Sanger

I want to have both Randy and Chris weigh in on that, Kevin.

Claire Gulmi

Kevin, I think that at the time of the closing here we expect our leverage to be 4.2 times, as you look at our projections for the end of ‘17 we would be in the mid 3s and that would continue to decline if we deploy the projected amount capital for acquisitions, about 50 basis points a year. So I think we’ve historically at AmSurg said that we felt the mid 3s was a very comfortable place for us to be and I think we are probably in sync with Envision.

Randy Owen

And Kevin, I think we’ve said the very same thing and we were very comfortable in sort of between the 3 and a 4 times leverage ratio. So again, we think the growth potential and the acceleration of growth allows you to naturally delever even faster through EBITDA growth, it gives you that flexibility to utilize your cash flow for acquisitions.

Operator

And we’ll go next to Brian Tanquilut of Jefferies.

Brian Tanquilut

So first question on the synergy guidance that you’ve given, as I look at AMSURG when you bought Sheridan, I mean you guys where very conservative and delivered much better synergies than initially guided, so what’s included in the synergies and the timing of the realization of the $100 million?

Chris Holden

Hey Brian, this is Chris, I’ll answer the question. The synergies as we’ve laid out in the presentation, a $100 million it’s about half and half cost and revenue. The cost synergies are more heavily weighted to the front end of the three-year cycle, the revenue synergies are tied most closely to the cross selling opportunities, there is a just a very small component related to anesthesia. They were all built out of really significant analysis that we could really get comfortable from both of our boards perspective. And I think reflects what we feel confident can be achieved over the next three years. I will also add we had a bias looking at the synergies in a way where we were careful not to impair our ability or not to limit our ability to grow. We want to make sure we keep ourselves positioned to handle the growth going forward, so that really encapsulates the thought process around the synergies.

Brian Tanquilut

And from an M&A perspective, you guys talked about the balance sheet flexibilities, do you think that the combined company will see increased M&A activity because you’ve outlined the size of the opportunity. So as you get bigger, I mean how should we think about the pace of acquisitions and then kind of like side question to that is, in the interim between now and closing is it just safe to assume that basically we’re not going to expect any deals from both of you guys between now and year end?

Chris Holden

Well, I want to reiterate what Bill said, I mean part of the reason for the timing of now as we do if we look at these addressable markets, you look at the fragmentation, if there is one message I would take away today is that the marketplace is driven by this demand for quality and being able to prove it out and it’s being driven by customer demand. I mean this is a reaction to both of those key market trends and we want to continue to put ourselves in a position there. How much capital can we deploy. I think we’ve had great track record here for both organizations, it tends to be opportunistic. We do believe it will be catalytic but I think the key takeaway is if consider what we’ve modeled we are forming a combined company with a very significant growth rate with just deploying the free cash flow but I would again caution that that is against the backdrop of a tremendous amount of opportunity. So I hope that it’s a long answer to your question but I hope it gets you what you’re looking for.

Bill Sanger

We will continue this, certainly do acquisitions, we are not going to stop our strategy, our respective strategies. I doubt you’ll hear very, very large acquisitions but we’ll continue to do key strategic acquisitions in markets that we respectively believe that we need to continue to build out.

Brian Tanquilut

Then last question from me Bill, you’ve had really good success in terms of cross selling as you’ve built a diversified platform over the years right, where you’ve gone to HCA on all these large systems and you are selling multiple service lines. So what is it that you couldn’t do in terms of cross selling as a standalone that bring AMSURG in kind of enhances?

Bill Sanger

I don’t know if would I say necessarily what we could not do, it’s enhancing what we’ve been doing historically. If you look at it today, Brian, about 35% of all of our new sales are cross sold and I think it’s a similar number for AMSURG. Well, we were coming up across against was a need for a lot of our hospitals to include anesthesia, we could have brought in AMSURG as a partner in anesthesia but we have a very small anesthesia division, not a very large division and what we were seeing more and more particularly the systems, we’re sending out RFPs that included anesthesia, surgery, ED, hospital, multi-services and as we strategically split back and said okay, we can continue to grow these relationships through acquisitions through organic growth, we can accelerated that by identifying a key partner that has to fill those gaps. We haven’t talked much about the ambulatory surgery component, we think that’s a very, very attractive space particularly as we look at ACOs and health plans in our relationship with them today. We saw a great marriage and more importantly we see it accelerating our cross selling. I think Chris had a nice job describing the opportunity between selling into the existing anesthesia relationships at AMSURG and vice versa, selling into those relationship that EmCare that AMSURG does not have or I should say shared and does not have a strong relationship. We know those opportunities are out there neither of us really capitalized on them, so we are going to - we will hit the road running with this cross selling opportunity and I’m very encouraged and excited about that.

Chris Holden

I think if you look across the competition and look at what other organizations are doing, we are all transforming today, we’re really becoming as we’ve laid out here integral to helping health systems and payors build high-performing clinical networks. We are bringing a suite of solutions to help meet part of that need at the local level. And I think this is one step further in that process and I think what’s truly different before I don’t think that there existed an option, I don’t think the market even had the ability to ask for both emergency and anesthesia. It did not exist. After today, you will have an organization with really marquee brand equity in both of those lines of business and that will be very different. And I would also add from a technical standpoint, the emergency services tend to have five times more frequent churn turnover opportunities to get in front of the customer to sell - to cross sell the additional services, so if we leverage that for anesthesia, radiology, neonatology, it can be very catalytic to the growth in those services as well and ASCs, the entire suite.

Operator

We will take our next question from Mathew Borsch of Goldman Sachs.

Mathew Borsch

So, I was hoping that you could talk about the post-acute opportunity that is the single largest of the addressable markets that you outlined. I am aware of Evolution Health strategy; I want to just understand a little bit better how that opportunity might expand with the AMSURG combination?

Bill Sanger

Good morning Matt, and thanks for the question. As I said earlier as we looked at strategic opportunities that were before us, we really liked what the suite of services AMSURG has put together with Sheridan. We know that our discussions with health plans through Evolution Health are becoming more and more towards the activities related to post acute, including hospital post-acute care surgery and many times we’ve been asked about relationships of freestanding centers, freestanding ambulatory centers, freestanding surgery centers, freestanding diagnostic centers, and our ability to provide those services. Heretofore, we have not taken on those opportunities for a host of reasons, what this provides the combined company is a suite of services that will range from pre-hospital, hospital to post hospital care including ambulatory surgery. So we believe that the greenfield opportunities will open up substantially even more so then we had thought in the past for Evolution Health.

Mathew Borsch

That makes sense, thank you. And one other on the similar part of the slide deck where you show 5,200 hospitals in the US and then some 2,100 that are in a sort of grey zoned, those are hospitals that you don’t think are addressable, can you just help us understand why that part of the market is closed off?

Chris Holden

That includes things like behavioral health, very small critical access, ones that we removed from the denominator just to make sure we got a legitimate market assessment.

Mathew Borsch

Well, that makes sense, okay. And one last one, very small revenue synergies, I think you said relative to anesthesia, why is that?

Chris Holden

Well, actually we include the anesthesia in the cross selling, so it is a blend of the services, so there is a component there.

Operator

We will take our next question from Andrew Schenker of Morgan Stanley.

Andrew Schenker

Great. Thank you. Good morning. So hoping to understand a little bit more about the cross selling opportunity here as we think about what the hospitals are asking for today. So when you’re thinking about this opportunity, is this, are you going to approach it more like a bundle where you’re going to put all your products together and try to make that an inclusive suite or is it really more just as you get in front of each one of these companies as they do a new RFP for each service line based on your historical relationships, you think that will give you a leg up in competing may be more on an even here with everyone else?

Bill Sanger

Hi Andrew, this is Bill, I will start with that and I’m sure Chris has got some comments as well. What we are seeing in the marketplace particularly with the system and when I say system, I’m talking about not only the core profit, the non-profit systems are becoming very aggressive in the outsourcing environment, when I say aggressive, they’re not just bidding out anesthesia or bidding out emergency services, we recently had a large not-for-profit system bid out five services at one time. They decided at the end to kind of slice them up because they could not find a single provider that could provide them with emergency services, hospitals, ED, surgery and radiology, this is what they were looking for. If we were to respond to that RFP today this company would be squarely in the center of that in terms of being able to win that contract. We know there are other RFPs coming up from systems that will have a similar type of relationship. They want to go to one single provider so that all issues related to hospital based physician services could be dealt with.

Now that being said, we know there are combinations that are attractive, we believe that today it is almost the notion of just the ER or just the hospitalists program is almost a thing of the past, more of the RFPs are for hospitalists/ED. We do believe that in the hospital services, we are going to see more and more relationships between surgery and anesthesia. We have an emerging surgery program and vision that would fit very nicely with the anesthesia program at AMSURG. So, a lot of opportunities here that we haven’t spent a lot of time on. We do think the services of radiology, we haven’t spoken much here are great opportunity, no one has really capitalized on in the country. Even though AMSURG’s neonatology service is small, another opportunity that many hospitals are looking for where they can put it with single provider. Chris, you want to add to that?

Chris Holden

Yeah, I am going to give a little different angle to it as well. It’s been our experience, particularly post Sheridan, once you are good at something, once you prove yourself to the partner, they come to ask you for the next thing. So it’s about trust and I think probably something that we need to amplify even more here, it’s about confidence, not necessarily with your customer, but with physicians. Physicians today are struggling to keep up with the demands from the mandates for quality, from the mandates to shift to a performance management model. I think we give that strength and these are two companies that share a very physician centered culture to the extent we breathe that confidence it’s attractive to physicians and the ability to attract physicians in today’s environment is key. So I think those two factors will help continue to drive this shift towards a single source provider and again it plays right into our vision of becoming that true trusted ally for our customer base.

Andrew Schenker

Thanks. So just following upon that, I know you mentioned earlier, still do M&A but likely smaller deals, maybe you could talk about what service areas you think you would be focusing on. It can be opportunistic, meaning it would be more emergency rooms than anesthesiology or is it really or are your thoughts today that maybe you need to build out more radiology or more hospitalists or more surgeons as you mentioned? So I mean where should we be thinking about those M&A dollars going in the near term and then related to that how does the ASC business fit into that, [indiscernible] expanding that and the transportation business as they compete with capital versus your now much, much larger physician services business. Thank you.

Chris Holden

I will start. Obviously if you look at the addressable markets with the exception of post-acute which is obviously a very large addressable market, but physician services is very large. It’s very fragmented. We have a strong brand equity in those verticals and I think we will continue to see significant amount of opportunity there. The surgery center space continues to be positive for us, but it generally has about $100 million of spend for AMSURG over the last - consistently over the last many years. 1% of that market turns over every year, so there is 50 or 60 deals and that’s been fairly consistent for quite some time. And then on the medical transportation side, we are currently in the middle of integrating a significant transaction and we will continue to look at small bolt-ons there, but I think at the end of the day if you just look at the size of the physician services market, we are more likely to be weighted in that direction over time.

Andrew Schenker

Thank you.

Operator

We will take our next question from John Ransom of Raymond James.

John Ransom

Hi, good morning. All the interesting questions have been asked, so I am going to stick to kind [indiscernible] analyst type questions. If we look at the $5.7 billion of debt, looking at the 8-K, it looks like you’ve got some new financing in place for that, what kind of effective rate kind of including amortizing fee should we assume on that as we think about our ’17 model.

Claire Gulmi

I think that on the fixed rate financing, the unsecured debt low to mid 5 and then on the secured financing, we are expecting LIBOR plus 3 with the floor.

John Ransom

What’s the floor, Claire?

Claire Gulmi

0.75 to 1.

John Ransom

So kind of a blended rate of around high 4s, low 5s is probably in the ballpark?

Claire Gulmi

Right.

John Ransom

Okay. And then secondly, forgive me if I missed this in all the filings, but what is the total cost you are assuming for banker fees, early refinancing, other lawyers et cetera that we should think about in this transaction.

Claire Gulmi

Total fees in the deal is somewhere around $175 to $200.

John Ransom

And that’s everything.

Claire Gulmi

That’s everything.

John Ransom

Okay. And then my third question, thinking about – and I know Chris kind of talked around it, but if we were to assume something like 40% to 50% of the synergies in year one which would be ’17, calendar ’17, is that – would you have a valid reaction to that assumption?

Claire Gulmi

That might be a little bit heavy, but close.

John Ransom

Okay, that’s all I have. Thank you.

Chris Holden

Thanks, John.

Operator

And from UBS, we go next to A.J. Rice.

A.J. Rice

Thanks everybody and congratulations on the deal. Chris, you guys said obviously last fall embarked on a potentially different direction and now you are moving forward with Envision, can you give us a little bit more background on how long have you guys been talking, how much due diligence has been done leading up to the announcement of this deal. I would be interested from both sides, but particularly from your side.

Chris Holden

Yeah, actually Bill and I, as soon as we announced the Sheridan transaction, Bill reached out and we’ve had a very collegial relationship ever since. Obviously I have great respect for him, what he has accomplished in his career, what he has done at EmCare. He is - I think it’s fair to say he is a hall of famer in the healthcare sector, so we’ve had a dialog and obviously we had – we went through the process with TeamHealth. We tried to reach a meeting of minds there and that did not happen. In sharp contrast, once we completed that process Bill and I reengaged in the conversation that led us here today. We had a – found that we had a very much shared vision on what was possible. And Bill was very sensitive to the process to his shareholders and their thoughts and what they would have – he was sensitive to ours as well. He was very generous with his time and with the management team’s time in helping us think through this. I can’t tell you how many times through process where we both stopped and said, is this the right time, is this the right strategy and we continued to test that and at each step of the way we became more and more confident that we are making the right decision and that led us to where we are today.

A.J. Rice

Okay, thinking about – go ahead, Bill, that would be great.

Bill Sanger

I thought you wanted both perspectives. But from our perspective, there are two simple things and the operative narrative that we have a shared vision and a shared view about the future as it relates to leverage and use of capital. Those two common threads really held strong, the merger agreement was very difficult, any merger is very difficult. But we kept coming back with the shared vision and this view of leverage and the use of capital and view of the future and it was consistent over the course of months and months and months of discussion. So I think that really held this deal together and is what’s going to make this a great deal.

A.J. Rice

That’s great. So thinking about the cross-selling opportunities and the revenue synergy that you’ve gotten, that’s a – you said about half of the $100 million is coming from revenue synergies, so I am assuming that’s a $50 million of EBITDA over three years as opposed to $50 million of revenues with some less amount of EBITDA, maybe clarify that. But second, if you talk about those 500 facilities where you have the opportunity to potentially cross sell between either ED or anesthesiology? Can you tell us when you get at the end of three years and you’ve gotten the $50 million synergies, how much of that cross selling opportunity capture is embedded in that or will there still be a lot in front of you thinking you are getting most of that 500 facility capture in that number?

Chris Holden

No, in reaching our revenue synergy targets that we’ve outlined here, we took a very careful approach on penetration rate inside of that universe of opportunities and we’ve tried not to be overzealous on that. We wanted to be reasonable and build on – it was gated by two things. What - comparing it to the existing penetration rates and our normal rate of wins really coupled with managing the bandwidth of infrastructure required to onboard. We didn’t want to over-reach on that because we will reach the inflection points along the way as we grow where we will need to continue to think about the resources required to onboard that level of contracts.

A.J. Rice

Right. Is there some subset of that 500 that is just more natural, the sort of low hanging fruit that maybe you’ve got a JV structure and there just wasn’t the ability to offer one of the two lines and now that you have that, that will fold in quickly. Is there any way to talk about it like that that there is a sense that it’s…

Chris Holden

It’s about half of it a little over half, maybe 60% are currently in-sourced or small national or small regional groups. We think those are the more likely because going back to the thesis, the small groups today, A.J., just if you look at - I hate to throw out all the acronyms, but if you have MACRA and you have all of the value-based reimbursement pressures, you have all the additional regulation, really just the pace of change. It’s just the struggle to maintain a physician as the small micro business which most physician groups are today and so by combining with our organization they will be better served. It’s really not a difficult sell if you get into – in front of a smaller group and explain the benefits. And now that we bring even greater strength, I think it will be a more compelling story and be catalytic to that process, making that group that I just spoke to really the lower hanging fruit.

A.J. Rice

Okay, I am going to ask one more question if I could. That’s a – I know it’s not just about the numbers completely when you put the two companies together, but you are making a decision to hold on to two company headquarters there which I guess as an outside financial analyst it may suggest that you are leaving some money on the table from a cost synergy perspective. Can you give us sort of the pros and cons of that and the rationale for having two headquarters and what will be in each headquarter?

Chris Holden

Well, I mean, let’s remember, the national footprint is significant and we are a distributing management company and so we will need to have resources close to the customer. Whether we call it a headquarters or not, I guess can be a topic for discussion, but Bill and I have talked, there is still puzzles that we need to solve over time of what’s the proper location for everything, but we are comfortable today with our decision to run the two headquarters out of Nashville and out of Colorado.

A.J. Rice

Okay, great. Thanks a lot.

Operator

We will take our next question from Whit Mayo of Robert Baird.

Whit Mayo

Hey, thanks. First just back to your point on hospitals looking for a single solution for outsource services, presumably you performed a good amount of diligence with many of your larger partners and EmCare’s larger partners through this process and just wondering more specifically what the feedback is then from them and you mentioned the deal is in fact partially reactive to the market and what you are hearing and conversely do you think there is any risk for contract leakage in any markets?

Chris Holden

We didn’t really bake in a great deal of channel conflict. We tested that as best we could through the diligence process. Both organizations have great reputations and I think we actually got feedback in the other direction it’s very positive. So I have gotten so many nice notes just since we made the announcements from all over the country. So if you ask me today, I am feeling particularly bolstered by the decision to move forward.

Whit Mayo

That’s helpful. Maybe how do you think we should expect the organic growth profile of the combined physician services segment to track going forward? I mean, EmCare has been - it was low double digit, maybe low to high single digit in terms of sort of same store revenue and Sheridan has been double digit and maybe that’s not sustainable, but I guess I am just interested in your view of what the combined growth profile organically can be at the organization.

Chris Holden

Including new contract and your –

Whit Mayo

Yeah, new contracts and contracts.

Randy Owen

Well, this is Randy. I will give you my perspective. Claire, you may want to answer that, but look, I think the key thing is the same store growth tends to be in the same range of sort of 3% to 4% or so generally over the long period of time, right. So, look, we do think over time this clearly does allow us to continue to have that accelerated growth that each have had, so we’ve obviously had - both groups have had a successful organic growth in terms of selling new business as well as obviously the M&A that Chris and Bill talked about. So actually I think if you look at it from an organic perspective and you look at net new sales, you can be in that high single digits, low double digit kind of range with and then obviously with the M&A growth to continue to grow and again as I said, I think the exciting part, I think, from our perspective is really you do have where through Sheridan, you have a real specialization in the anesthesia, radiology and some areas that we’ve had good services, but not the same level of specialization and same thing on our side when you look at ED, so we think that really does add to the mix.

Claire Gulmi

Yes. The only thing I would add to that is just, we’ve consistently said with the Sheridan contract is that would come back down into the mid-single digits and again as Randy said, with this acceleration of the new contract, I think we will, certainly as a combined company, get back up into that high single digit range.

Whit Mayo

Great. And maybe just one last one, just thinking about the CapEx of the combined company in 2017, any major investments that need to be made to integrate the two businesses and the IT initiatives, just anything to be mindful of? Thanks.

Claire Gulmi

We do have some cost to achieve and I think IT is one of those in the $10 million to $20 million range, but generally most of the CapEx projections is kind of what’s been sustained for both companies in the past.

Whit Mayo

Great. Thanks a lot.

Operator

And the next question comes from Ralph Giacobbe of Citi.

Ralph Giacobbe

Thanks, good morning. Bill, I want to go back to the terms of the deal, just maybe, first, why the sensitivities of leverage that really sort of has never really been there and with cost of capital still relatively attractive and the growth profile of the combined company as well as sort of the free cash flow, just want to flush that out a little bit and then even with I guess that sensitivity if you had that included, you did, why is that ratio, that sort of values Envision at a discount correct, if it’s 100% stock deal, there isn’t any impact to leverage, so why not capture bigger piece I guess for shareholders, at least in line with comps? Thanks.

Bill Sanger

Well, I mean, that’s an excellent question Ralph. Keep in mind that when we kind of struck this deal and it’s still very similar, AMSURG was on EV, enterprise value, multiple was trading higher than us and on a P/E ratio was trading higher than us, so that obviously played into this. Look, the reality is leverage today is not a great thing. Two years ago, everything was about leverage, lever up. We believe that having a strong balance sheet is going to be critically important. We looked at the marketplace going into the future. I think there is a fair amount of uncertainty in terms of how long these rates stay in the place. And I think highly levered companies going into the next several years could find themselves in a corner.

It is not just my view or Chris’ view, this is a view of our combined board. And we thought it was much better to retain the strong balance sheet, not levering up any further, and frankly, we believe that utilizing and redeploying the capital for acquisitions and the longer, the much better economic return for our shareholders. Trust me, this was a decision that we spend a lot of time on, did a tremendous amount of analysis, stand-alone basis, do we push one way or the other and there was a series of negotiations. We feel very comfortable where we ended up. I do understand that some of our shareholders would have liked to have seen maybe a change in percentages or perhaps even some cash in the deal. We think this is a better decision on the long run.

Ralph Giacobbe

Okay, all right. And then I just wanted to go back to the synergies, the $100 million, just maybe flesh out a little bit that why it’s going to take sort of three years to capture that, is that just all, just because it takes time for the cross selling efforts I guess to take hold and then Chris maybe if you can comment at all, or Bill, why is it half the synergy capture that would have come with the Team transaction. Thanks.

Chris Holden

Right. So the first part of the question was I couldn’t remember what the –

Randy Owen

Fleshing out the synergy and the time on synergy and some of that.

Chris Holden

Well, just to put in perspective, I mean it’s going to take a number of months to close the transaction, it will be very limited in what we can do together between now and then. So to get through the integration, really get the engine running, the sales cycle, all of those things, you are really looking at late ’17, early ‘18 before you start to see the fruits of your labor. So that drove part of the timing as we thought about the model and then the second part of the question, the Team.

And I think if you recall, when we laid out our initial proposal with the Team, I think we said $200 million to $290 million of synergies in that combination. That was really with no visibility into Team at that time, it was based on estimates around combined G&A and some other things along the way. And so we go really to the low end of that, the $200. Remember that $65 million of that was related to IPC, so we really are trying to explain the delta between $100 million and $135 million and I will say that and I think there are some nuanced explanations for that. But this is an efficient company, and most importantly, as I said before, our bias in looking at the cost synergies in particular, is to make sure that we don’t limit our ability to grow. We want to make sure that we keep the infrastructure where it needs to be to manage the growth.

Ralph Giacobbe

Okay, thank you.

Operator

And from RBC Capital Markets, we will go next to Frank Morgan.

Frank Morgan

Good morning. Given the strategic focus and the capital focus and cross selling and all those things related to physician services, I’m just curious what your thoughts are about the ambulance business and how that will actually fit into your long term strategy?

Chris Holden

Well, first of all, I wanted to say one of the — there are so many impressive people at Envision, but particularly the CEO of AMR is super impressive gentleman and he educated me through this process and reminded me that our mission is to help physicians improve, adapt and grow and the transportation service is very effective in helping get the patients to and from the physicians. It fits into the mission. It also fits into our vision. Many health systems actually own their own transportation services to reach out, much like we talk about in our – even in our ASC joint ventures where you are combining those kind of asset relationships with your health system partners.

So he has a lot of great ideas around that. All of that to say, as I mentioned earlier, AMR is no different from any other vertical. We’re going to sit down and go through that same mental process as a board, testing how it fits into the vision, how it fits into our long-term view and whether it’s customer driven for where we’re headed. But all in all, we were very impressed with what we saw at AMR through the diligence process.

Frank Morgan

Okay. One more random. Chris, you referenced a five times churn on one side of the business, could you elaborate, explain what that was? Thanks.

Chris Holden

We used the phrase Frank, sticky sometimes in describing physician services, anesthesia being a particularly sticky service, you got very high contract retention. Those groups are very stable. There is a lot more turnover of contracts in the emergency services space about five times more frequently than the others. A part of that explains when you look at organic growth rates, say between anesthesia focused companies and emergency services, there is a — historically, if you go sequentially, there is a big delta and that explains a significant part of that.

We see that as an opportunity because with more frequency of being in the C-suite, discussing emergency services, it’s the same people generally in the C-suites of health systems that are making decisions on the anesthesia and radiology, neonatology, their surgery center platforms, their transportation platform, you really become part of the strategic planning process for that health system. We are just trying to build that high performing network or even for payers. So hopefully that gives you a little more color on our view.

Randy Owen

And Frank, this is Randy. Look for those who followed Envision, you know that, right. I mean, if you look at us over the years, there always is a natural churn in the industry from emergency services, so we’ve seen the same thing.

Frank Morgan

And do you think about bundling contracts, can you expand the contract, if it’s the length of the contract or just the frequency of which or that you just pick another person or is it just the fact that they turn quicker?

Randy Owen

The emergency?

Frank Morgan

Yes.

Bill Sanger

Emergency services generally have a tendency to turn quicker. There is a strong relationship, don’t forget, between the department of surgery and anesthesia. There is a marriage between anesthesiologist and surgeons and hospitals have a tendency to respond when things are not going well, to make a change. That is basically the reality. When you make a change in the ED, you generally are not upsetting other members of the medical staff that probably make changes primarily because it’s just the medical staff. There is not really that strong relationship that you see between surgery, department of surgery, and department of anesthesia and so they will make a move quicker than they will in the other hospital based services.

Frank Morgan

Okay, thanks.

Operator

We will take our next question from Paula Torch of Avondale Partners.

Paula Torch

Great. Thanks, everyone for fitting me in and congratulations. My first question is just on, maybe the cultures at both Sheridan and EmCare and really, how do you see those two fitting together. What are some of the characteristics, similarities, differences between those cultures and any sort of changes that you expect to come down the pipeline in reference to this and maybe what do you think about it in terms of attrition with your physicians?

Chris Holden

I think it’s culturally, both organizations are strategic and are disciplined about that and I think both organizations are physician centric and I think both organizations are really relationship focused in how they go about things, and operationally focused organizations. On the difference, I mean I give credit to Envision, I think they are probably underappreciated for their creativity, innovation, the work around Evolution. To me, it is very creative and risk taking, but in the right direction, directionally correct. And I think part of the reason we are here today is because we are very similar in many ways, and there are far more similarities than dissimilarities. The dissimilarities are really in our strengths, they are stronger in emergency services, hospitalists, we’re stronger in anesthesia, neonatology, surgery centers. So we put all that together, as Bill would like to say, one plus one is three.

Bill Sanger

Keep in mind also, Paula that, as I shared early on, what kept this deal together as our shared vision. A vision generally is a reflection of the culture of the organization. Are they a bunch of words or do they actually live and breathe that vision. Our shared vision of being a clinically driven organization, our shared vision of innovation, our shared vision of our collective boards, all the way down to our 60 somewhat thousand employees, that the customer comes first. It has been one that’s permeated in both of these organizations during their several decade history. So, this was not a clash of cultures by no stretch of imagination. We are clinically driven customer focused organization, both of us and that in itself will drive success.

Chris Holden

And I will tell you when you look across the space and look in each of the verticals in which we serve, one defining feature is whether you are performance management focused and I think that is really underappreciated in both of our organizations. Generally, you have loose confederations of infrastructure and physician groups and probably in ambulance and everywhere, we are really taking that to another level. There are very few organizations that have that capability, that focus, that core competency and I think that would differentiate us over the long haul.

Paula Torch

Okay. Thank you both for that color. And maybe, just in terms of sales and marketing, how do you expect to manage your sales teams, especially when you think about aligning with health systems and when you are looking to offer a much more fuller suite beyond just the PPM services, is it going to be one group selling the entire suite of services or will ASCs kind of work independently, transportation independently, I mean kind of how do you see this overall messaging playing out?

Chris Holden

That’s a great question. I spoke to it by reference in the presentation, that was part of the roadmap for the combination with AMSURG and Sheridan today. We are one sales force. We cross sell, that will be part of our integration plan here is to take that to the next level, so that we can incorporate the additional suite of solutions that will now be included in our cross selling efforts.

Paula Torch

Okay, great. Thank you.

Operator

And we’ll take our final question today from Dana Hambly of Stephens.

Dana Hambly

Apologies. I thought I got out of the queue. My questions have been answered. Thank you.

Chris Holden

Alright, with that, again on behalf of Bill Sanger and myself, the teams at AMSURG and Envision, we all thank you for joining us today and look forward to having an ongoing dialog about this exciting combination. Thank you again.

Bill Sanger

Thank you, folks.

Operator

And this concludes today’s presentation. Thank you all for your participation.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AMSURG or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary (“Newco”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of Newco and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and Newco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www. AMSURG.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this presentation may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this presentation are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.